Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2023 Results

TORONTO, August 2, 2023 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2023:

•	Solid revenue momentum continued in the second quarter
o	Total company revenue up 2% / organic revenue up 5%
•	Organic revenue up 7% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Based on Q2 performance, maintained full-year 2023 outlook for organic revenue, adjusted EBITDA margin and free cash flow
o	Interest expense, tax rate and accrued capital expenditures outlooks updated
•	Completed $2 billion return of capital transaction; and reduced share count by 15.8 million shares in concurrent consolidation
•	Sold 15.5 million shares of the London Stock Exchange Group (LSEG) in the second quarter, for gross proceeds of $1.6 billion
•	Signed definitive agreement in June to acquire Casetext and completed Reuters acquisition of Imagen in July

“I am pleased with our performance in the second quarter as we continued to see good momentum across our portfolio despite an uncertain macro backdrop,” said Steve Hasker, president and CEO of Thomson Reuters. “Importantly, our confidence around the opportunity that generative AI brings to us and our customers continues to strengthen. We made good progress in executing our ‘build, partner, buy’ approach throughout the quarter, with organic AI builds progressing, our announcement of an intelligent drafting solution with Microsoft, and the announcement of our intention to acquire Casetext. Our capital capacity and liquidity will also remain a key asset as we look to continue innovating in our markets, strengthening our leading positions and generating shareholder value.”

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2023	2022	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,647	$1,614	2%
Operating profit	$825	$391	111%
Diluted earnings (loss) per share (EPS)	$1.90	$(0.24)	n/m
Net cash provided by operating activities	$695	$433	59%

Non-IFRS Financial Measures(1)
Revenues	$1,647	$1,614	2%	2%
Adjusted EBITDA	$662	$561	18%	18%
Adjusted EBITDA margin	40.1%	34.7%	540bp	530bp
Adjusted EPS	$0.84	$0.60	40%	40%
Free cash flow	$596	$342	74%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Second-Quarter 2023 Results

Revenues increased 2%, driven by growth across four of the company’s five business segments. Net divestitures had a 3% negative impact on revenues and foreign currency had no impact.

o	Organic revenues increased 5%, driven by 6% growth in recurring revenues (80% of total revenues) as well as 6% growth in transactions revenues. Global Print revenues decreased 4% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 111% primarily due to the gain on the sale of a majority stake in the company’s Elite business. Higher revenues and lower costs also contributed to operating profit growth.

o

Adjusted EBITDA, which excludes the gain on sale of Elite, as well as other adjustments, increased 18% due to higher revenues and lower costs. The related margin increased to 40.1% from 34.7% in the prior-year period. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 190bp, as well as the timing of expenses. Foreign currency contributed 10bp to the change.

Diluted EPS was $1.90 compared to a diluted loss per share of $0.24 in the prior-year period. The increase reflected higher operating profit and an increase in the value of the company’s investment in LSEG, while the prior-year period included a significant reduction in the value of the company’s investment in LSEG.

o

Adjusted EPS, which excludes the gain on the sale of a majority stake in Elite, changes in value of the company’s LSEG investment, as well as other adjustments, increased to $0.84 per share from $0.60 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities increased $262 million primarily due to the cash benefits from higher revenues and lower costs, lower tax payments, and favorable movements in working capital.

o	Free cash flow increased $254 million primarily due to the same factors as net cash provided by operating activities.

Thomson Reuters Reports Second-Quarter 2023 Results

Highlights by Customer Segment—Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1) (2)

Revenues
Legal Professionals	$705	$700	1%	1%	6%
Corporates	392	373	5%	5%	7%
Tax & Accounting Professionals	229	217	5%	7%	10%

“Big 3” Segments Combined(1)	1,326	1,290	3%	3%	7%
Reuters News	194	188	3%	2%	1%
Global Print	133	142	-6%	-5%	-4%
Eliminations/Rounding	(6)	(6)

Revenues	$1,647	$1,614	2%	2%	5%

Adjusted EBITDA(1)
Legal Professionals	$345	$304	14%	14%
Corporates	163	139	17%	17%
Tax & Accounting Professionals	89	81	10%	11%

“Big 3” Segments Combined(1)	597	524	14%	14%
Reuters News	45	44	2%	-7%
Global Print	53	50	5%	5%
Corporate costs	(33)	(57)	n/a	n/a

Adjusted EBITDA	$662	$561	18%	18%

Adjusted EBITDA Margin(1)
Legal Professionals	48.9%	43.4%	550bp	540bp
Corporates	41.6%	37.4%	420bp	430bp
Tax & Accounting Professionals	38.5%	37.4%	110bp	110bp
“Big 3” Segments Combined(1)	44.9%	40.7%	420bp	430bp
Reuters News	23.1%	23.3%	-20bp	-210bp
Global Print	39.7%	35.4%	430bp	390bp
Adjusted EBITDA margin	40.1%	34.7%	540bp	530bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the Company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Second-Quarter 2023 Results

Legal Professionals

Revenues increased 1% to $705 million, reflecting a significant negative impact from net divestitures. Organic revenues increased 6%.

o	Recurring revenues grew 2% (95% of total, 5% organic). Organic growth was primarily driven by Westlaw, Practical Law, HighQ, and the segment’s international businesses.
o	Transactions revenues declined 12% (5% of total, 12% organic growth). Organic growth was primarily due to the Government business and revenue timing at Findlaw.

Adjusted EBITDA increased 14% to $345 million.

o	The margin increased to 48.9% from 43.4%, driven by higher revenues and the timing of expenses, with the latter expected to normalize in the second half of the year.

Corporates

Revenues increased 5% to $392 million, including a negative impact from net divestitures. Organic revenues increased 7%.

o	Recurring revenues grew 5% (87% of total, 8% organic) primarily driven by strong growth in Practical Law, CLEAR and our Latin America business.
o	Transactions revenues grew 2% (13% of total, decreased 1% organic).

Adjusted EBITDA increased 17% to $163 million.

o	The margin increased to 41.6% from 37.4%, driven by higher revenues and the timing of expenses, with the latter expected to normalize in the second half of the year.

Tax & Accounting Professionals

Revenues increased 7% to $229 million, including a negative impact from net divestitures. Organic revenues increased 10%.

o	Recurring revenues increased 1% (73% of total, 9% organic). Organic growth was driven by the segment’s Latin America business.
o	Transactions revenues increased 27% (27% of total, 12% organic) primarily due to Confirmation and SurePrep.

Adjusted EBITDA increased 10% to $89 million.

o	The margin increased to 38.5% from 37.4%, driven by higher revenues.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Second-Quarter 2023 Results

Reuters News

Revenues of $194 million increased 2% (1% organic). The moderation in revenue growth was driven by a lower contractual price increase in 2023 compared to 2022 of our news agreement with the Data & Analytics business of LSEG, slower events growth and lower digital revenues.

Adjusted EBITDA increased 2% to $45 million, primarily due to currency benefits.

Global Print

Revenues decreased 5% (decreased 4% organic) to $133 million, which was in line with our expectations.

Adjusted EBITDA increased 5% to $53 million.

o	The margin increased to 39.7% from 35.4%, driven largely by expense timing related to materials sourcing and labor. We expect this to normalize in Q3.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $33 million. Corporate costs were $57 million in the prior-year period and included $30 million of Change Program costs.

Consolidated Financial Highlights—Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2023	2022	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$3,385	$3,288	3%
Operating profit	$1,333	$805	66%
Diluted EPS	$3.49	$1.83	91%
Net cash provided by operating activities	$962	$708	36%

Non-IFRS Financial Measures(1)
Revenues	$3,385	$3,288	3%	4%
Adjusted EBITDA	$1,339	$1,161	15%	15%
Adjusted EBITDA margin	39.4%	35.3%	410bp	380bp
Adjusted EPS	$1.67	$1.26	33%	33%
Free cash flow	$729	$428	70%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Revenues increased 3%, driven by growth across four of the company’s five business segments. Net divestitures had a 2% negative impact on revenues and foreign currency had 1% negative impact.

o	Organic revenues increased 6%, driven by 6% growth in recurring revenues (78% of total revenues) as well as 9% growth in transactions revenues. Global Print revenues decreased 2% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 66% primarily due to the gain on the sale of a majority stake in the company’s Elite business. Higher revenues and lower costs also contributed to operating profit growth.

o

Adjusted EBITDA, which excludes the gain on sale of Elite, as well as other adjustments, increased 15% due to higher revenues and lower costs. The related margin increased to 39.4% from 35.3% in the prior-year period. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 190bp, as well as the timing of expenses. Foreign currency contributed 30bp to the year-over-year change.

Diluted EPS was $3.49 per share compared to $1.83 per share in the prior-year period primarily due to higher operating profit and an increase in the current period in the value of the company’s investment in LSEG.

o

Adjusted EPS, which excludes the gain on the sale of a majority stake in the company’s Elite business, changes in value of the company’s LSEG investment, as well as other adjustments, increased to $1.67 per share from $1.26 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities increased $254 million due to cash benefits from higher revenues and lower costs, lower tax payments, and favorable movements in working capital.

o	Free cash flow increased $301 million due to higher cash flows from operating activities as well as lower capital expenditures. The prior-year period included investments in the Change Program.

Thomson Reuters Reports Second-Quarter 2023 Results

Highlights by Customer Segment—Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Six Months Ended
	June 30,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$1,419	$1,398	2%	2%	6%
Corporates	827	784	5%	6%	8%
Tax & Accounting Professionals	511	470	9%	10%	10%

“Big 3” Segments Combined(1)	2,757	2,652	4%	5%	7%
Reuters News	369	364	1%	1%	1%
Global Print	271	284	-5%	-3%	-2%
Eliminations/Rounding	(12)	(12)

Revenues	$3,385	$3,288	3%	4%	6%

Adjusted EBITDA(1)
Legal Professionals	$663	$609	9%	9%
Corporates	317	296	7%	7%
Tax & Accounting Professionals	238	203	17%	18%

“Big 3” Segments Combined(1)	1,218	1,108	10%	10%
Reuters News	74	81	-9%	-17%
Global Print	103	103	0%	1%
Corporate costs	(56)	(131)	n/a	n/a

Adjusted EBITDA	$1,339	$1,161	15%	15%

Adjusted EBITDA Margin(1)
Legal Professionals	46.7%	43.6%	310bp	280bp
Corporates	38.2%	37.8%	40bp	40bp
Tax & Accounting Professionals	45.7%	43.2%	250bp	220bp
“Big 3” Segments Combined(1)	44.0%	41.8%	220bp	200bp
Reuters News	20.0%	22.2%	-220bp	-430bp
Global Print	38.1%	36.2%	190bp	170bp
Adjusted EBITDA margin	39.4%	35.3%	410bp	380bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the Company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports Second-Quarter 2023 Results

2023 Outlook

The company is maintaining its 2023 outlook except for updates to its tax rate, interest expense, and accrued capital expenditures as a percentage of revenues as follows:

•

The outlook for the 2023 effective tax rate has been reduced to approximately 17% from the prior forecast of approximately 18%, reflecting a second quarter benefit from the settlement of a prior year tax audit.

•

Interest expense is now expected to be approximately $190 million, which is the low end of the previously communicated range of $190 to $210 million, reflecting the accelerated pace of LSEG monetization and the benefit from higher interest rates on our cash balances.

•

Lastly, the outlook for accrued capital expenditures as a percent of revenues has been increased to approximately 8%, from the prior forecast of approximately 7% plus $30 million non-recurring real estate spend. The updated outlook includes the previously forecasted real estate optimization spend and additional investments to accelerate Thomson Reuters AI focused growth strategies.

The table below sets forth the company’s updated outlook, which assumes constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur during the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its third-quarter 2023 organic revenue growth rate to be at the high end of the full year 5.5% - 6.0% range, and its adjusted EBITDA margin to be approximately 36%, reflecting typical margin seasonality, the normalization of cost timing that benefited Q2 margins, and also higher SurePrep integration expenses.

While the company’s performance during the first half of 2023 provides it with increasing confidence about its outlook, the macroeconomic backdrop remains uncertain with many signs that point to a weakening global economic environment, amid rising interest rates, high inflation, and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Second-Quarter 2023 Results

Reported Full-Year 2022 and Updated Full-Year 2023 Outlook

Total Thomson Reuters	FY 2022 Reported	FY 2023 Outlook 2/9/23	FY 2023 Outlook 5/2/23	FY 2023 Outlook 8/2/23

Total Revenue Growth	4%	4.5% - 5.0%	3.0% - 3.5%	Unchanged

Organic Revenue Growth(1)	6%	5.5% - 6.0%	Unchanged	Unchanged

Adjusted EBITDA Margin(1)	35.1%	~ 39%	Unchanged	Unchanged

Corporate Costs Core Corporate Costs Change Program Opex	$293 million $122 million $171 million	$110 - $120 million $110 - $120 million n/a	Unchanged	Unchanged

Free Cash Flow(1)	$1.3 billion	~$1.8 billion	Unchanged	Unchanged

Accrued Capex as % of Revenue(1) Real Estate Optimization Spend(2)	8.2% n/a	~ 7% $30 million	Unchanged	~ 8% n/a

Depreciation & Amortization of Computer Software	$625 million	$595 - $625 million	Unchanged	Unchanged

Interest Expense (P&L)	$196 million	$190 - $210 million	Unchanged	~$190 Million

Effective Tax Rate on Adjusted Earnings(1)	17.6%	~ 18%	Unchanged	~17%

“Big 3” Segments(1)	FY 2022 Reported	FY 2023 Outlook 2/9/23	FY 2023 Outlook 5/2/23	FY 2023 Outlook 8/2/23

Total Revenue Growth	5%	5.5% - 6.0%	3.5% - 4.0%	Unchanged

Organic Revenue Growth	7%	6.5% - 7.0%	Unchanged	Unchanged

Adjusted EBITDA Margin	42.4%	~ 44%	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Real estate optimization spend in 2023 was incremental to the Accrued Capex as a percent of revenue outlook, as presented on February 9 and May 2 of 2023.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters and TPG establish Elite as an Independent Legal Technology Company

In June 2023, TPG acquired a majority stake in Thomson Reuters’ Elite business, which provides financial and practice management solutions to the world’s leading law firms, helping customers automate and streamline critical finance and accounting workflows. The company received proceeds of $418 million and retained a 19.9% minority interest and board representation in the business, supporting Elite strategically going forward. TPG Capital, TPG’s U.S. and European late-stage private equity business, is now the majority shareholder of the standalone business.

London Stock Exchange Group plc (LSEG) Ownership Interest

Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management. During the second quarter of 2023, the company sold 15.5 million shares that it indirectly owned for $1.6 billion of gross proceeds. As of July 31, 2023, Thomson Reuters indirectly owned approximately 31.8 million LSEG shares, which had a market value of approximately $3.5 billion based on LSEG’s closing share price on that day.

Return of Capital and Share Consolidation

In June 2023, the company returned approximately $2.0 billion of gross proceeds related to the disposition of shares in LSEG to shareholders, and reduced its common shares outstanding by 15.8 million, in accordance with its previously announced plans. The return of capital transaction consisted of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, which reduced the number of outstanding common shares at a ratio of 1 pre-consolidated share for 0.963957 post-consolidated shares, which was proportional to the cash distribution.

Acquisitions

In June 2023, the company signed a definitive agreement to acquire Casetext for $650 million. Casetext uses artificial intelligence and machine learning, which enable legal professionals to work more efficiently. The company expects the acquisition to close by the end of 2023, subject to specified regulatory approvals and customary closing conditions.

In July 2023, the Company acquired Imagen Ltd, a media asset management company, which will be part of the Reuters News segment.

Dividends

In February 2023, the company announced a 10% or $0.18 per share annualized increase in the dividend to $1.96 per common share, representing the 30th consecutive year of dividend increases. A quarterly dividend of $0.49 per share is payable on September 15, 2023 to common shareholders of record as of August 17, 2023.

As of July 31, 2023, Thomson Reuters had approximately 455.3 million common shares outstanding.

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted EPS and the effective tax rate on adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2023 Outlook” and “Acquisitions” sections and the company’s expectations regarding Legal Professionals, Corporates and Global Print, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Thomson Reuters Reports Second-Quarter 2023 Results

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-33 in the “Risk Factors” section of the company’s 2022 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2023 outlook, please see page 20 of the company’s first-quarter management’s discussion and analysis (MD&A) for the period ended March 31, 2023. The company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an updated outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2023 results and its 2023 business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
CONTINUING OPERATIONS
Revenues	$1,647	$1,614	$3,385	$3,288
Operating expenses	(990)	(1,041)	(2,064)	(2,122)
Depreciation	(29)	(38)	(59)	(76)
Amortization of computer software	(127)	(121)	(245)	(235)
Amortization of other identifiable intangible assets	(23)	(25)	(48)	(51)
Other operating gains, net	347	2	364	1

Operating profit	825	391	1,333	805
Finance costs, net:
Net interest expense	(34)	(49)	(89)	(97)
Other finance (costs) income	(102)	320	(192)	414

Income before tax and equity method investments	689	662	1,052	1,122
Share of post-tax earnings (losses) in equity method investments	419	(825)	989	(27)
Tax (expense) benefit	(219)	92	(415)	(148)

Earnings (loss) from continuing operations	889	(71)	1,626	947
Earnings (loss) from discontinued operations, net of tax	5	(44)	24	(55)

Net earnings (loss)	$894	$(115)	$1,650	$892

Earnings (loss) attributable to common shareholders	$894	$(115)	$1,650	$892
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$1.89	$(0.15)	$3.44	$1.94
From discontinued operations	0.01	(0.09)	0.05	(0.11)

Basic earnings (loss) per share	$1.90	$(0.24)	$3.49	$1.83

Diluted earnings (loss) per share:
From continuing operations	$1.89	$(0.15)	$3.43	$1.94
From discontinued operations	0.01	(0.09)	0.06	(0.11)

Diluted earnings (loss) per share	$1.90	$(0.24)	$3.49	$1.83

Basic weighted-average common shares	469,756,868	487,171,400	471,495,910	486,929,681

Diluted weighted-average common shares	470,382,600	487,171,400	472,509,030	487,713,813

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	$2,858	$1,069
Trade and other receivables	1,000	1,069
Other financial assets	104	204
Prepaid expenses and other current assets	472	469

Current assets	4,434	2,811
Property and equipment, net	402	414
Computer software, net	1,067	922
Other identifiable intangible assets, net	3,189	3,219
Goodwill	6,190	5,882
Equity method investments	3,477	6,199
Other financial assets	448	527
Other non-current assets	610	619
Deferred tax	1,072	1,118

Total assets	$20,889	$21,711

Liabilities and equity
Liabilities
Current indebtedness	$2,440	$1,647
Payables, accruals and provisions	933	1,222
Current tax liabilities	479	324
Deferred revenue	942	886
Other financial liabilities	124	812

Current liabilities	4,918	4,891
Long-term indebtedness	3,141	3,114
Provisions and other non-current liabilities	675	691
Other financial liabilities	202	233
Deferred tax	752	897

Total liabilities	9,688	9,826

Equity
Capital	3,368	5,398
Retained earnings	8,836	7,642
Accumulated other comprehensive loss	(1,003)	(1,155)

Total equity	11,201	11,885

Total liabilities and equity	$20,889	$21,711

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Earnings (loss) from continuing operations	$889	$(71)	$1,626	$947
Adjustments for:
Depreciation	29	38	59	76
Amortization of computer software	127	121	245	235
Amortization of other identifiable intangible assets	23	25	48	51
Net (gains) losses on disposals of businesses and investments	(348)	1	(347)	1
Share of post-tax (earnings) losses in equity method investments	(419)	825	(989)	27
Deferred tax	9	(183)	(118)	(17)
Other	146	(286)	277	(325)
Changes in working capital and other items	240	(25)	160	(216)

Operating cash flows from continuing operations	696	445	961	779
Operating cash flows from discontinued operations	(1)	(12)	1	(71)

Net cash provided by operating activities	695	433	962	708

Investing activities
Acquisitions, net of cash acquired	(33)	(163)	(523)	(171)
Proceeds from disposals of businesses and investments	418	—	418	—
Proceeds from sales of LSEG shares	1,583	—	3,876	—
Capital expenditures	(127)	(137)	(267)	(308)
Other investing activities	45	62	68	62
Taxes paid on sales of LSEG shares and disposals of businesses	(252)	—	(270)	—

Investing cash flows from continuing operations	1,634	(238)	3,302	(417)
Investing cash flows from discontinued operations	(1)	(16)	(1)	(16)

Net cash provided by (used in) investing activities	1,633	(254)	3,301	(433)

Financing activities
Net borrowings under short-term loan facilities	1,132	50	771	50
Payments of lease principal	(15)	(16)	(31)	(33)
Payments for return of capital on common shares	(2,045)	—	(2,045)	—
Repurchases of common shares	—	(194)	(718)	(194)
Dividends paid on preference shares	(2)	—	(3)	(1)
Dividends paid on common shares	(230)	(210)	(454)	(419)
Other financing activities	—	2	5	9

Net cash used in financing activities	(1,160)	(368)	(2,475)	(588)

Translation adjustments	—	(4)	1	(4)

Increase (decrease) in cash and cash equivalents	1,168	(193)	1,789	(317)
Cash and cash equivalents at beginning of period	1,690	654	1,069	778

Cash and cash equivalents at end of period	$2,858	$461	$2,858	$461

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
Earnings (loss) from continuing operations	$889	$(71)	$1,626	$947	$1,391
Adjustments to remove:
Tax expense (benefit)	219	(92)	415	148	259
Other finance costs (income)	102	(320)	192	(414)	(444)
Net interest expense	34	49	89	97	196
Amortization of other identifiable intangible assets	23	25	48	51	99
Amortization of computer software	127	121	245	235	485
Depreciation	29	38	59	76	140

EBITDA	$1,423	$(250)	$2,674	$1,140	$2,126
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(419)	825	(989)	27	432
Other operating gains, net	(347)	(2)	(364)	(1)	(211)
Fair value adjustments*	5	(12)	18	(5)	(18)

Adjusted EBITDA(1)	$662	$561	$1,339	$1,161	$2,329

Adjusted EBITDA margin(1)	40.1%	34.7%	39.4%	35.3%	35.1%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
Net cash provided by operating activities	$695	$433	$962	$708	$1,915
Capital expenditures	(127)	(137)	(267)	(308)	(595)
Other investing activities	45	62	68	62	88
Payments of lease principal	(15)	(16)	(31)	(33)	(65)
Dividends paid on preference shares	(2)	—	(3)	(1)	(3)

Free cash flow(1)	$596	$342	$729	$428	$1,340

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2022
Capital expenditures	$595
Remove: IFRS adjustment to cash basis	(50)

Accrued capital expenditures(1)	$545

Accrued capital expenditures as a percentage of revenues(1)	8.2%

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings (Loss) to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
Net earnings (loss)	$894	$(115)	$1,650	$892	$1,338
Adjustments to remove:
Fair value adjustments*	5	(12)	18	(5)	(18)
Amortization of other identifiable intangible assets	23	25	48	51	99
Other operating gains, net	(347)	(2)	(364)	(1)	(211)
Other finance costs (income)	102	(320)	192	(414)	(444)
Share of post-tax (earnings) losses in equity method investments	(419)	825	(989)	27	432
Tax on above items(1)	153	(155)	265	51	(22)
Tax items impacting comparability(1)	(2)	(1)	(2)	(45)	15
(Earnings) loss from discontinued operations, net of tax	(5)	44	(24)	55	53
Interim period effective tax rate normalization(1)	(5)	2	(3)	3	—
Dividends declared on preference shares	(2)	—	(3)	(1)	(3)

Adjusted earnings(1)	$397	$291	$788	$613	$1,239

Adjusted EPS(1)	$0.84	$0.60	$1.67	$1.26

Total change	40%		33%
Foreign currency	0%		0%
Constant currency	40%		33%
Diluted weighted-average common shares (millions)**	470.4	487.9	472.5	487.7

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)					Year-ended December 31,
					2022
Adjusted earnings					$1,239
Plus: Dividends declared on preference shares					3
Plus: Tax expense on adjusted earnings					266

Pre-Tax Adjusted earnings					$1,508

IFRS Tax expense					$259
Remove tax related to:
Amortization of other identifiable intangible assets					22
Share of post-tax losses in equity method investments					124
Other finance income					(80)
Other operating gains, net					(42)
Other items					(2)

Subtotal –Remove tax benefit on pre-tax items removed from adjusted earnings					22
Remove: Tax items impacting comparability					(15)

Total: Remove all items above impacting comparability					7

Tax expense on adjusted earnings					$266

Effective tax rate on adjusted earnings					17.6%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

**	Refer to page 18 for a reconciliation of weighted-average diluted shares used in adjusted EPS.
(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because Thomson Reuters reported a net loss from continuing operations under IFRS for the three months ended June 30, 2022, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended June 30, 2022
IFRS: Basic and Diluted	487,171,400
Effect of stock options and other equity incentive awards	772,342

Non-IFRS Diluted	487,943,742

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$705	$700	1%	0%	1%	-4%	6%
Corporates	392	373	5%	0%	5%	-2%	7%
Tax & Accounting Professionals	229	217	5%	-2%	7%	-3%	10%

“Big 3” Segments Combined(1)	1,326	1,290	3%	-1%	3%	-3%	7%
Reuters News	194	188	3%	1%	2%	0%	1%
Global Print	133	142	-6%	-1%	-5%	-1%	-4%
Eliminations/Rounding	(6)	(6)

Revenues	$1,647	$1,614	2%	0%	2%	-3%	5%

Recurring Revenues
Legal Professionals	$667	$656	2%	0%	2%	-3%	5%
Corporates	340	322	5%	0%	5%	-3%	8%
Tax & Accounting Professionals	167	167	0%	-1%	1%	-8%	9%

“Big 3” Segments Combined(1)	1,174	1,145	2%	0%	3%	-4%	7%
Reuters News	155	152	2%	0%	2%	0%	2%
Eliminations/Rounding	(6)	(6)

Total Recurring Revenues	$1,323	$1,291	2%	0%	3%	-3%	6%

Transactions Revenues
Legal Professionals	$38	$44	-13%	-1%	-12%	-24%	12%
Corporates	52	51	3%	0%	2%	3%	-1%
Tax & Accounting Professionals	62	50	24%	-3%	27%	15%	12%

“Big 3” Segments Combined(1)	152	145	5%	-1%	6%	-1%	7%
Reuters News	39	36	5%	5%	0%	0%	0%

Total Transactions Revenues	$191	$181	5%	0%	5%	-1%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended
	June 30,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,419	$1,398	2%	-1%	2%	-3%	6%
Corporates	827	784	5%	-1%	6%	-2%	8%
Tax & Accounting Professionals	511	470	9%	-1%	10%	0%	10%

“Big 3” Segments Combined(1)	2,757	2,652	4%	-1%	5%	-2%	7%
Reuters News	369	364	1%	0%	1%	0%	1%
Global Print	271	284	-5%	-1%	-3%	-1%	-2%
Eliminations/Rounding	(12)	(12)

Revenues	$3,385	$3,288	3%	-1%	4%	-2%	6%

Recurring Revenues
Legal Professionals	$1,339	$1,309	2%	-1%	3%	-2%	6%
Corporates	666	638	4%	-1%	5%	-3%	8%
Tax & Accounting Professionals	343	349	-2%	-1%	-1%	-8%	7%

“Big 3” Segments Combined(1)	2,348	2,296	2%	-1%	3%	-3%	6%
Reuters News	310	307	1%	-1%	2%	0%	2%
Eliminations/Rounding	(12)	(12)

Total Recurring Revenues	$2,646	$2,591	2%	-1%	3%	-3%	6%

Transactions Revenues
Legal Professionals	$80	$89	-9%	-1%	-9%	-13%	5%
Corporates	161	146	10%	0%	10%	3%	7%
Tax & Accounting Professionals	168	121	39%	-2%	41%	24%	17%

“Big 3” Segments Combined(1)	409	356	15%	-1%	16%	6%	10%
Reuters News	59	57	3%	4%	-1%	0%	-1%

Total Transactions Revenues	$468	$413	13%	0%	14%	5%	9%

	Year Ended
	December 31,		Change
	2022	2021	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,803	$2,712	3%	-2%	5%	-1%	6%
Corporates	1,536	1,440	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	986	915	8%	-1%	8%	-1%	9%

“Big 3” Segments Combined(1)	5,325	5,067	5%	-1%	6%	-1%	7%
Reuters News	733	694	6%	-3%	9%	0%	9%
Global Print	592	609	-3%	-2%	-1%	0%	-1%
Eliminations/Rounding	(23)	(22)

Revenues	$6,627	$6,348	4%	-2%	6%	0%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding. Amounts for the six-month period ended June 2023 reflect a revision of $3 million between recurring and transactions revenues related to the first quarter of 2023.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin (1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	June 30,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$345	$304	14%	0%	14%
Corporates	163	139	17%	0%	17%
Tax & Accounting Professionals	89	81	10%	-2%	11%

“Big 3” Segments Combined(1)	597	524	14%	-1%	14%
Reuters News	45	44	2%	9%	-7%
Global Print	53	50	5%	0%	5%
Corporate costs	(33)	(57)	n/a	n/a	n/a

Adjusted EBITDA	$662	$561	18%	0%	18%

Adjusted EBITDA Margin(1)
Legal Professionals	48.9%	43.4%	550bp	10bp	540bp
Corporates	41.6%	37.4%	420bp	-10bp	430bp
Tax & Accounting Professionals	38.5%	37.4%	110bp	0bp	110bp
“Big 3” Segments Combined(1)	44.9%	40.7%	420bp	-10bp	430bp
Reuters News	23.1%	23.3%	-20bp	190bp	-210bp
Global Print	39.7%	35.4%	430bp	40bp	390bp
Adjusted EBITDA margin	40.1%	34.7%	540bp	10bp	530bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin (1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Six Months Ended
	June 30,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$663	$609	9%	0%	9%
Corporates	317	296	7%	-1%	7%
Tax & Accounting Professionals	238	203	17%	-1%	18%

“Big 3” Segments Combined(1)	1,218	1,108	10%	0%	10%
Reuters News	74	81	-9%	8%	-17%
Global Print	103	103	0%	-1%	1%
Corporate costs	(56)	(131)	n/a	n/a	n/a

Adjusted EBITDA	$1,339	$1,161	15%	0%	15%

Adjusted EBITDA Margin(1)
Legal Professionals	46.7%	43.6%	310bp	30bp	280bp
Corporates	38.2%	37.8%	40bp	0bp	40bp
Tax & Accounting Professionals	45.7%	43.2%	250bp	30bp	220bp
“Big 3” Segments Combined(1)	44.0%	41.8%	220bp	20bp	200bp
Reuters News	20.0%	22.2%	-220bp	210bp	-430bp
Global Print	38.1%	36.2%	190bp	20bp	170bp
Adjusted EBITDA margin	39.4%	35.3%	410bp	30bp	380bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended June 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$705	—	$705	$345	48.9%
Corporates	392	$1	393	163	41.6%
Tax & Accounting Professionals	229	3	232	89	38.5%

“Big 3” Segments Combined	1,326	4	1,330	597	44.9%
Reuters News	194	—	194	45	23.1%
Global Print	133	—	133	53	39.7%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(33)	n/a

Consolidated totals	$1,647	$4	$1,651	$662	40.1%

Six months ended June 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$1,419	—	$1,419	$663	46.7%
Corporates	827	$3	830	317	38.2%
Tax & Accounting Professionals	511	10	521	238	45.7%

“Big 3” Segments Combined	2,757	13	2,770	1,218	44.0%
Reuters News	369	—	369	74	20.0%
Global Print	271	—	271	103	38.1%
Eliminations/ Rounding	(12)	—	(12)	—	n/a
Corporate costs	—	—	—	(56)	n/a

Consolidated totals	$3,385	$13	$3,398	$1,339	39.4%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

n/a: not applicable

Thomson Reuters Reports Second-Quarter 2023 Results

Thomson Reuters Corporation

Segment and Consolidated Adjusted EBITDA(1) and the Related Margin(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended December 31, 2022
Adjusted EBITDA(1)
Legal Professionals	$1,227
Corporates	578
Tax & Accounting Professionals	451

“Big 3” Segments Combined(1)	2,256
Reuters News	154
Global Print	212
Corporate costs	(293)

Adjusted EBITDA	$2,329

Adjusted EBITDA Margin(1)
Legal Professionals	43.8%
Corporates	37.6%
Tax & Accounting Professionals	45.8%
“Big 3” Segments Combined(1)	42.4%
Reuters News	21.0%
Global Print	35.7%
Adjusted EBITDA margin	35.1%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2023 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.